# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Energous Corporation, CIK 0001575793
CUSIP: 29272C301
Title of class of securities: Common Stock, $0.00001 par value
Address of issuer's principal executive offices: 3590 North First Street, Suite 300, San Jose, California (CA), 95134
Date of event which requires filing of this statement: 02/26/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001299995

## Reporting persons
- Superius Securities Group Inc Profit Sharing Plan: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 114,500; shared voting power 0; sole dispositive power 114,500; shared dispositive power 0; aggregate amount beneficially owned 114,500 (.0526% of the class)
  Comment: The percentages reported in this Schedule 13G are based on 2,175,137 shares of Common Stock, par value $0.00001 outstanding as of November 10, 2025, as reported in the Form 10-Q filed by the Issuer on November 13, 2025.

## Item 1. Issuer
Name of issuer: Energous Corporation
Address of issuer's principal executive offices: 3590 North First Street, Suite 300, San Jose, CA, 95134

## Item 2. Person Filing
Name of person filing: James Hudgins
Address of principal business office or, if none, residence: 94 Grand Ave, Englewood NJ 07631
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 114500
Percent of class: .0526
Sole power to vote or to direct the vote: 114500
Shared power to vote or to direct the vote: 114500
Sole power to dispose or to direct the disposition: 114500
Shared power to dispose or to direct the disposition: 114500

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Superius Securities Group Inc Profit Sharing Plan: /s/ James Hudgins, James Hudgins (03/04/2026)